SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                Amendment No. 1
                        to Schedule 13D/A filed 3/12/04


                   Under the Securities Exchange Act of 1934


                            NATIONAL COAL CORPORATION
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                               (Name of Issuer)

                                  Common Stock
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                        (Title of Class of Securities)

                                   632381 10 9
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                                 (CUSIP Number)

                                 FARRALD BELOTE
                                 ARLENE BELOTE
                             2810 ROCKY WOODS DRIVE
                               KINGWOOD, TX 77339
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  March 12, 2004
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      FARRALD BELOTE
      ARLENE BELOTE
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X]

      (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7   SOLE VOTING POWER

                      0
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  NUMBER OF       8   SHARED VOTING POWER
   SHARES
BENEFICIALLY          15,407,000 - shares held jointly with spouse Arlene Belote
  OWNED BY            ----------------------------------------
    EACH          9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON             0
    WITH              ----------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      15,407,000 - shares held jointly with spouse Arlene Belote
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      15,407,000 - shares held jointly with spouse Arlene Belote

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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.4%
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14    TYPE OF REPORTING PERSON*

      IN
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                                  SCHEDULE 13D
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ITEM 1. SECURITY AND ISSUER

     Common Stock,  $.0001 par value per share

     National Coal Corporation
     (formerly Southern Group International, Inc.)
     319 Ebenezer Road
     Knoxville, TN 37923
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ITEM 2. IDENTITY AND BACKGROUND

1.
     (a) Farrald Belote

     (b) 2810 Rocky Woods Drive
         Kingwood, TX  77339

     (c) FARRALD BELOTE, age 67, Chairman and Director of National Coal Corporation, a Florida corporation. Mr. Belote has had business experience dating back to 1958 in the energy sector. He is presently CEO of Litigation Research in Houston, TX (1995-date). He is also a co-founder of Medicine Arm-In-Arm, Inc., a nonprofit children's charity that provides medical services to underprivileged children around the world. IBM Sales and Marketing, 1964-1984: emphasis on energy sector. BA, Mathematics, Texas A&M, 1958. He has been a director of National Coal Corporation, a Tennessee corporation, since January 2003, which is the operating subsidiary.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States of America.

2.

     (a) Arlene Belote

     (b) 2810 Rocky Woods Drive
         Kingwood, TX  77339

     (c) ARLENE BELOTE is the spouse of Farrald Belote, Chairman and Director of National Coal Corporation, a Florida corporation.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States of America.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On March 4, 2004, Farrald and Arlene Belote granted to Jon Nix the option to purchase 5,000,000 shares in consideration of his agreement to personally guarantee National Coal Corporation's debt.
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ITEM 4. PURPOSE OF TRANSACTION


     The  purpose of this  Amendment  is to correct  the number of shares in the
Schedule 13d/a filed on March 12, 2004.


     The Reporting Persons optioned the securities in order to grant an incentive for Jon Nix to personally guarantee certain debt of the Company for which Reporting Person, Farrald Belote, is serving as an officer/director. There are no other plans or proposals known to the Reporting Persons, which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation,  involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:                  15,407,000
         Percent of outstanding shares owned:               36.4%

         Aggregate number of options owned:                 0
         Percent of outstanding options owned:              0%

     (b) Sole Power of voting for Reporting Persons:        0

         Shared Power of voting for Reporting Persons:      15,407,000

     (c) Transactions in securities in the past
         60 days for Reporting Person:                     5,000,000 shares
                                                           optioned to Jon Nix
                                                           at $.20 per share
                                                           which are the subject
                                                           of this amendment

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Not applicable.
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                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.



Dated: March 30, 2004


                                                  /s/Farrald Belote
                                                  ______________________
                                                  Farrald Belote


                                                  /s/Arlene Belote
                                                  ______________________
                                                  Arlene Belote